UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
May 8, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 8, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

HARMONY
Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
(“Harmony” or “Company”)
JSE Share code: HAR
NYSE Share code: HMY
ISIN Code: ZAE 000015228
Financial review for the third quarter and nine months ended 31 March 2009
Quarter at a glance
*	Continue to be safety conscious

*	Achieved zero net debt

*	Headline earnings up by 5%

*	Strong cash flow, with cash operating profit at R1.2 billion

*	Five years of accumulated losses reversed

*	Capital expenditure reduced, as predicted

*	Elandsrand: both production and cash operating cost (R/kg) results have improved

*	Target: improved production and cash operating cost (R/kg) results

*	3% decline in total gold production

*	2% increase in cash operating costs (R/kg)
Financial summary for the third quarter ended 31 March 2009

		Quarter	Quarter		Quarter
		March	December	Q-on-Q	March
		2009	2008	variance	2008
Gold produced	- kg	10 880	11 267	(3,4%)	10 133
	- oz	349 801	362 242	(3,4%)	325 783
Cash costs	- R/kg	171 361	168 299	(1,8%)	147 097
	- $/oz	537	527	(1,9%)	624
Gold sold	- kg	10 247	12 415	(17,5%)	10 347
	- oz	329 447	399 150	(17,5%)	332 663
Cash operating profit	- Rm	1 176	1 113	5,7%	817
	- US$m	118	112	5,4%	110
Basic profit	- SAc/s	231	324	(28,7%)	86
	- USc/s	23	33	(30,3%)	12
Headline profit	- SAc/s	123	121	1,7%	63
	- USc/s	12	12	—	8
Harmony’s Annual Report, Notice of Meeting, Sustainable Development Report and its Annual Report filed on a Form 20F with the United States’ Securities and Exchange Commission for the year ended 30 June 2008 are available on our website at www.harmony.co.za.
Chief Executive Officer’s Review
“Harmony is financially healthy. We have delivered on our promise to reduce our debt, preserve cash and position the company to become net debt-free. Our shareholders have invested in an uncomplicated, safety-conscious company with a strong cash flow, growing pipeline, a steady margin, completely unhedged and geared for gold bulls.”
Graham Briggs, Chief Executive Officer
Overview
A number of initiatives have been implemented to address safety, throughput,

grade, production, costs and Harmony’s financial position.
We have made excellent progress with safety, achieving improved safety rates and receiving safety awards. We continue to drive our behaviour-based safety programme, which is aimed at changing the attitudes and mindsets of all within the company on and off the mines.
We have taken cognisance of the Presidential Mine Safety Audit report that was released in February 2009 and will continue to address safety in a pro-active manner. Only safe production within Harmony is rewarded.
Strategic planning for the financial year 2009/2010 began during the past quarter. Harmony’s executive management met in February 2009 to address how to further improve safety, how production targets would be achieved and maintained, and how sustainable profits would be generated. Planning parameters have been agreed and shaft strategic plans will be signed off in July 2009. Our planning has been done at a gold price of R225 000/kg, leaving Harmony with a reasonably strong margin.
Safety
We are deeply saddened by the deaths of three of our colleagues. We extend our heartfelt condolences to their families, friends and team members.
Those who died were: Mziwabantu Bondlani, a driller at Elandsrand; Zolane Maboza, a miner at Tshepong, and Patrick Mabitsoa, a loco driver at Masimong.
Year on year, the Fatality Injury Frequency Rate (FIFR) deteriorated by 30% quarter on quarter (from 0.10 to 0.13) as a result of the three fatalities. Despite the deterioration, all our other rates have improved and we have seen significant safety achievements from most of our operations. Quarter on quarter the Lost Time Injury Frequency Rate (LTIFR) and the Reportable Injury Frequency Rate improved.
The aforementioned deterioration in our FIFR is, of course, a cause of considerable concern to us. Detailed investigation of recent fatalities indicates that falls of ground (FOG) - both gravity and seismicity induced - and trucks and tramming are the primary causes.
This finding has prompted a number of interventions. A safety workshop on 2 April 2009 focused on FOG prevention and on safer trucks and tramming operations, amongst other safety- and health- related matters.
In respect of FOG prevention, it has been decided to: adopt the Mine Occupational Safety and Health entry examination process in terms of which entire crews sign safe work declarations; introduce FOG committees at all operations; investigate the use of netting and/or mesh in development ends; enforce effective use of rock bolting; and investigate mechanisation prospects - specifically remote drilling - to remove workers from potential hazard situations.
To effect safer trucks and tramming operations, we are: investigating the implementation an anti-collision warning system; completing and implementing the Department of Minerals and Energy’s Rail-bound Equipment Code of Practice.
Production and costs
In the past quarter, most of the shafts experienced a slow start-up after the Christmas break. While underground volumes decreased, grade remained static, resulting in a marginal decrease in gold production.

Quality training, development programmes, a motivating climate, disciplined mining, team-building initiatives to improve team work, pro- active human resources policies and practices, and improved logistics have all been implemented to address productivity. We believe that improved productivity will result in increased production and lower costs. Some mines have already shown improvement, but it will take some time before all our mines are performing at the desired levels.
Harmony’s operating costs for the quarter declined due mainly to lower production and, to a limited extent, the drop in prices of consumables. The R/kg costs were slightly higher due to lower production.
Gold market
The past quarter saw the gold price at record highs, at levels above R300 000/kg and US$900/oz. Gold has become a currency rather than a commodity a - good reason for us to remain bullish about the gold price. We believe that the uncertainty in world-wide markets will support a stronger gold price. Gold remains a safe investment, as can be seen with ETF funds continuing to increase their gold stockpile and from China’s recent announcement that it has increased its gold reserves by 75%.
We have been a gold producer for the past 60 years and we believe that we have the correct mix of assets to benefit from stronger gold prices. Harmony is well-leveraged against the gold price with no hedging and an uncomplicated structure, and we are working towards increasing gold production to benefit from the higher gold prices.
Debt position
Harmony sold 60% of certain uranium and gold assets of Randfontein Estates Limited (a wholly-owned subsidiary of Harmony) to Pamodzi Resources Fund 1 LLP (“PRF”). The uranium and gold assets were sold into a company, Rand Uranium (Proprietary) Limited (“Rand Uranium”), for a purchase consideration of US$348 million. Harmony retains 40% of Rand Uranium’s shareholding and in exchange for 60% of the issued share capital of Rand Uranium, Harmony would receive US$209 million. PRF paid the first tranche of US$40 million in November 2008. The second tranche of US$169 million, plus interest thereon at 5% per annum, was payable in April 2009. Shareholders’ attention is drawn to various announcements made relating to the transaction on 19 December 2007, 24 October 2008 and 21 November 2008.
On 20 April 2009 PRF paid approximately US$172 million to Harmony as final payment in terms of the Rand Uranium transaction. We are excited about the future of Rand Uranium and look forward to sharing in Rand Uranium’s success, together with PRF and its investors, First Reserve Corporation and AMCI Capital.
We have completed our planned capital raising, exploiting favourable market conditions by issuing a second tranche of shares for cash in the open market, pursuant to our mandate given by shareholders at the Annual General Meeting.
In the capital raising, 7 540 646 shares were placed between 10 February 2009 and 6 March 2009 at an average subscription price of R124.45, raising R938 million before costs. The average issue price compares favourably with the weighted average share price on the JSE over the same period of R122.75 per share. The number of shares issued is equivalent to 1,9% of Harmony’s issued share capital as at 30 September 2008. Combined with the share issue announced in December 2008, the cumulative shares issued amounts to R1.9 billion or 4,5% of the issued share capital. To date, the total number of shares in issue is 425 763 329. The cost of the second placement was approximately R15 million or

1,6% of the value of the shares issued.
JP Morgan Equities Limited acted as transaction advisor.
The combined effect of the above is that Harmony is net debt free.
The proceeds from the capital raising and the Rand Uranium transaction, totalling R2.7 billion, will be used to repay Harmony’s convertible bond due in May 2009 and its short-term debt, leaving a positive cash balance of approximately R1.6 billion.
Class action
During January 2009, the Plaintiff filed with the Court an Amended Complaint. The company has filed a Motion to Dismiss that Amended Complaint, and the Plaintiff has filed an opposition to that Motion. The company will be filing a Reply Memorandum in further support of its Motion. It is not possible to predict with certainty when the Court will rule on the Motion, but we would estimate that such a decision will be made within the next six months.
Mergers and acquisitions
We continue conducting due diligences but have not identified available assets which could potentially increase the quality of our own asset base.
Royalty payment delayed
In February 2009 the National Treasury announced that the implementation of a mining royalty would be delayed by 10 months, taking into account the potential impact of the economic slowdown on the mining industry.
Looking forward
Harmony is in excellent financial health with a strong balance sheet, reflecting the benefits of the various remedial measures taken in the past 18 months.
Our strategic plans support our target of achieving 2.2 million ounces in 2012. Phakisa, Doornkop and Elandsrand will be in full production in 2012 and higher grades from the Tshepong Decline, the Bambanani shaft pillar and the Evander 8 Decline are expected. We continue to focus on creating a better understanding of Harmony’s orebodies through exploration drilling and development, our interpretation of the geology, building credible geological models and formulating clear development strategies.
Construction of the Hidden Valley gold mine in Papua New Guinea has progressed well and the mine will be commissioned mid-2009. Final commissioning of the overland conveyor in September 2009 will mean that both Hidden Valley ore and ore from the Hamata pit will be processed through the metallurgical plant, adding to production volumes.
The Evander South project and the St Helena tailings project in the Free State provide us with exciting organic growth opportunities to take us to greater levels of production post-2012.
We have positioned the company in such a way that we are able to deliver on our promise of paying a dividend in future. Our focus now remains on achieving our overall targets and delivering consistent results.
Chief Executive Officer
Graham Briggs

CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)(Unaudited)

			Quarter ended
		March	December	March
		2009	2008	2008
	Notes	R million	R million	R million
Continuing operations
Revenue		3 005	3 146	2 334
Cost of sales	2	(2 206)	(2 383)	(1 820)
Production cost		(1 830)	(2 033)	(1 517)
Amortisation and depreciation		(303)	(310)	(189)
Employment termination and restructuring costs		(11)	(16)	(86)
Other items		(62)	(24)	(28)
Gross profit		799	763	514
Corporate, administration and other expenditure		(80)	(92)	(55)
Exploration expenditure		(71)	(75)	(55)
Other income/(expenses) - net	3	326	78	(16)
Operating profit		974	674	388
Profit/(loss) from associates		14	(52)	(10)
Profit on sale of investment in associate		—	—	—
Impairment of investment in associate		—	—	—
Profit on sale of investment in subsidiary		6	—	—
Mark-to-market of listed investments		—	—	—
Loss on sale of listed investments		—	—	—
Investment income		152	107	54
Finance cost		(40)	(61)	(123)
Profit/(loss) before taxation		1 106	668	309
Taxation		(125)	(220)	(156)
Net profit/(loss) from continuing operations		981	448	153
Discontinued operations	4
(Loss)/profit from discontinued operations		(9)	868	192
Net profit/(loss)		972	1 316	345
Earnings/(loss) per ordinary share (cents)	5
- Earnings/(loss) from continuing operations		233	110	38
- (Loss)/earnings from discontinued operations		(2)	214	48
Total earnings/(loss) per ordinary share (cents)		231	324	86
Diluted earnings/(loss) per ordinary share (cents)	5
- Earnings/(loss) from continuing operations		232	110	38

			Quarter ended
		March	December	March
		2009	2008	2008
	Notes	R million	R million	R million
- (Loss)/earnings from discontinued operations		(2)	213	48
Total diluted earnings/(loss) per ordinary share (cents)		230	323	86

	Nine months ended
	March	March
	2009	2008
	R million	R million
Continuing operations
Revenue	8 833	6 590
Cost of sales	(6 814)	(5 893)
Production cost	(5 737)	(5 048)
Amortisation and depreciation	(921)	(618)
Employment termination and restructuring costs	(39)	(162)
Other items	(117)	(65)
Gross profit	2 019	697
Corporate, administration and other expenditure	(263)	(196)
Exploration expenditure	(191)	(141)
Other income/(expenses) - net	910	(127)
Operating profit	2 475	233
Profit/(loss) from associates	(37)	(10)
Profit on sale of investment in associate	1	—
Impairment of investment in associate	(112)	—
Profit on sale of investment in subsidiary	6	—
Mark-to-market of listed investments	—	33
Loss on sale of listed investments	—	(459)
Investment income	337	194
Finance cost	(186)	(383)
Profit/(loss) before taxation	2 484	(392)
Taxation	(580)	(207)
Net profit/(loss) from continuing operations	1 904	(599)
Discontinued operations
(Loss)/profit from discontinued operations	785	424
Net profit/(loss)	2 689	(175)
Earnings/(loss) per ordinary share (cents)
- Earnings/(loss) from continuing operations	464	(150)
- (Loss)/earnings from discontinued operations	191	106
Total earnings/(loss) per ordinary share (cents)	655	(44)
Diluted earnings/(loss) per ordinary share (cents)
- Earnings/(loss) from continuing operations	462	(150)
- (Loss)/earnings from discontinued operations	190	106
Total diluted earnings/(loss) per ordinary share (cents)	652	(44)
The accompanying notes are an integral part of these condensed consolidated financial statements.
CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Rand)(Unaudited)

		Quarter ended
	March	December	March
	2009	2008	2008
	R million	R million	R million
Net profit/(loss) for the period	972	1 316	345
Attributable to:
Owners of the parent	972	1 316	345
Non-controlling interest	—	—	—
Other comprehensive (loss)/income for the period, net of income tax	(220)	(115)	643

		Quarter ended
	March	December	March
	2009	2008	2008
	R million	R million	R million
Foreign exchange translation (loss)/profit	(203)	(208)	696
Mark-to-market of available-for-sale investments	(17)	93	(53)
Total comprehensive income for the period	752	1 201	988
Attributable to:
Owners of the parent	752	1 201	988
Non-controlling interest	—	—	—

	Nine months ended
	March	March
	2009	2008
	R million	R million
Net profit/(loss) for the period	2 689	(175)
Attributable to:
Owners of the parent	2 689	(175)
Non-controlling interest	—	—
Other comprehensive (loss)/income for the period, net of income tax	(247)	1 057
Foreign exchange translation (loss)/profit	(292)	623
Mark-to-market of available-for-sale investments	45	434
Total comprehensive income for the period	2 442	882
Attributable to:
Owners of the parent	2 442	882
Non-controlling interest	—	—
CONDENSED CONSOLIDATED BALANCE SHEET (Rand)

		At		At
		March	At	June
		2009	December	2008
		(Unaudited)	2008	(Audited)
	Notes	R million	R million	R million
ASSETS
Non-current assets Property, plant and equipment		28 103	27 786	27 556
Intangible assets		2 223	2 223	2 209
Restricted cash		167	169	78
Restricted investments		1 608	1 567	1 465
Investments in financial assets		17	28	67
Investments in associates	6	242	228	145
Trade and other receivables		73	56	137
		32 433	32 057	31 657
Current assets
Inventories		914	898	693
Trade and other receivables		2 871	2 732	875
Income and mining taxes		58	108	82
Cash and cash equivalents		2 839	1 645	413
		6 682	5 383	2 063
Non-current assets classified as held for sale	4	425	407	1 537
		7 107	5 790	3 600
Total assets		39 540	37 847	35 257

		At		At
		March	At	June
		2009	December	2008
		(Unaudited)	2008	(Audited)
	Notes	R million	R million	R million
EQUITY AND LIABILITIES
Share capital and reserves
Share capital	7	28 081	27 126	25 895
Other reserves		503	671	676
Retained earnings/(accumulated loss)		857	(114)	(1 832)
		29 441	27 683	24 739
Non-current liabilities
Borrowings	8	159	188	242
Deferred income tax		3 796	3 699	2 990
Provisions for other liabilities and charges		1 366	1 342	1 273
		5 321	5 229	4 505
Current liabilities
Trade and other payables		1 489	1 613	1 372
Provisions and accrued liabilities		268	273	287
Borrowings	8	2 681	2 671	3 857
		4 438	4 557	5 516
Liabilities directly associated with non-current assets classified as held for sale	4	340	378	497
		4 778	4 935	6 013
Total equity and liabilities		39 540	37 847	35 257
Number of ordinary shares in issue		425 763 329	417 637 697	403 253 756
Net asset value per share (cents)		6 915	6 628	6 135
The accompanying notes are an integral part of these condensed consolidated financial statements.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Rand)(Unaudited)

			Retained
	Issued		earnings/
	share	Other	(accumulated
	capital	reserves	loss)	Total
	R million	R million	R million	R million
Note	7
Balance - 30 June 2008	25 895	676	(1 832)	24 739
Issue of share capital	2 186	—	—	2 186
Deferred share-based payments	—	74	—	74
Comprehensive (loss)/income for the period	—	(247)	2 689	2 442
Balance as at 31 March 2009	28 081	503	857	29 441
Balance - 30 June 2007	25 636	(349)	(1 581)	23 706

			Retained
	Issued		earnings/
	share	Other	(accumulated
	capital	reserves	loss)	Total
	R million	R million	R million	R million
Issue of share capital	230	—	—	230
Deferred share-based payments	—	23	—	23
Comprehensive income/(loss) for the period	—	1 057	(175)	882
Balance as at 31 March 2008	25 866	731	(1 756)	24 841
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)(Unaudited)

		Three months ended
			December
		March	2008	March
		2009	(Restated)	2008
	Notes	R million	R million	R million
Cash flow from operating activities
Cash generated by operations	13	985	623	794
Interest and dividends received		156	112	64
Interest paid		(41)	(62)	(123)
Income and mining taxes paid		(133)	(142)	(41)
Cash generated by operating activities		967	531	694
Cash flow from investing activities
Decrease/(increase) in restricted cash		1	13	20
Net proceeds on disposal of listed investments		—	—	—
Net additions to property, plant and equipment	13	(645)	(308)	(884)
Other investing activities		(163)	64	6
Cash utilised by investing activities		(807)	(231)	(858)
Cash flow from financing activities
Long-term loans raised		—	—	—
Long-term loans repaid		(20)	(698)	(6)
Ordinary shares issued - net of expenses		955	980	40
Cash generated by financing activities		935	282	34
Foreign currency translation adjustments		99	(122)	43
Net increase/(decrease) in cash and cash equivalents		1 194	460	(87)
Cash and cash equivalents - beginning of period		1 646	1 186	435
Cash and cash equivalents - end of period		2 840	1 646	348
Cash and cash equivalents comprises:
Continuing operations		2 839	1 645	346
Discontinued operations		1	1	2
Total cash and cash equivalents		2 840	1 646	348

	Nine months ended
	March	March
	2009	2008
	R million	R million
Cash flow from operating activities
Cash generated by operations	1 871	472
Interest and dividends received	350	209
Interest paid	(215)	(300)
Income and mining taxes paid	(276)	(62)
Cash generated by operating activities	1 730	319
Cash flow from investing activities
Decrease/(increase) in restricted cash	(89)	223
Net proceeds on disposal of listed investments	—	1 310
Net additions to property, plant and equipment	7	(2 451)
Other investing activities	(89)	20
Cash utilised by investing activities	(171)	(898)
Cash flow from financing activities
Long-term loans raised	—	2 098
Long-term loans repaid	(1 306)	(1 808)
Ordinary shares issued - net of expenses	1 943	64
Cash generated by financing activities	637	354
Foreign currency translation adjustments	229	79
Net increase/(decrease) in cash and cash equivalents	2 425	(146)
Cash and cash equivalents - beginning of period	415	494
Cash and cash equivalents - end of period	2 840	348
Cash and cash equivalents comprises:
Continuing operations	2 839	346
Discontinued operations	1	2
Total cash and cash equivalents	2 840	348
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED 31 MARCH 2009
1. Accounting policies
(a) Basis of accounting
The condensed consolidated interim financial statements for the period ended 31 March 2009 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2008. These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the financial statements for the year ended 30 June 2008.
2. Cost of sales

		Quarter ended
	March	December	March
	2009	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)
	R million	R million	R million
Production costs	1 830	2 033	1 517
Amortisation and depreciation	303	310	189
(Reversal of provision)/provision for rehabilitation costs	(1)	4	—

		Quarter ended
	March	December	March
	2009	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)
	R million	R million	R million
Care and maintenance cost of restructured shafts	11	10	24
Employment termination and restructuring costs	11	16	86
Share-based compensation	52	9	4
Provision for post-retirement benefits	—	1	—
Total cost of sales	2 206	2 383	1 820

	Nine months ended
	March	March
	2009	2008
	(Unaudited)	(Unaudited)
	R million	R million
Production costs	5 737	5 048
Amortisation and depreciation	921	618
(Reversal of provision)/provision for rehabilitation costs	9	—
Care and maintenance cost of restructured shafts	33	42
Employment termination and restructuring costs	39	162
Share-based compensation	74	23
Provision for post-retirement benefits	1	—
Total cost of sales	6 814	5 893
3. Other income/(expenses) - net
Included in other income in the March 2009 quarter is R437 million profit on sale of 10% of Harmony’s Papua New Guinea gold and copper assets to Newcrest Mining Limited in terms of the farm-in agreement. The total included for the year to date relating to the Newcrest transaction is R852 million.
4. Non-current assets held for sale and discontinued operations
The assets and liabilities related to Mount Magnet (operations in Australia) have been presented as held for sale following approval of the intention to dispose of the assets by the Group’s management on 20 April 2007. Management is still intent on the disposal of Mount Magnet despite the asset being classified as held for sale for more than 12 months.
The assets and liabilities relating to the Cooke 1, Cooke 2, Cooke 3 and Cooke plant and relating surface operations (operations in the Gauteng area) have been presented as held for sale following the approval of the intention to dispose of the assets by the Group’s management on 16 October 2007. These operations were also deemed to be discontinued operations.
The conditions precedent on the sale of Randfontein’s Cooke assets to Rand Uranium have been fulfilled and the transaction became effective on 21 November 2008. In exchange for 60% of the issued share capital of Rand Uranium, Harmony received US$40 million out of the total purchase consideration of US$209 million on the effective date of the transaction. The balance of the consideration, amounting to US$172 million including interest, was received on 20 April 2009.
As a result of the transaction, the Group recognised a profit on sale of assets of R1 722 million before tax in the income statement in the December 2008 quarter.
5. Earnings/(loss) per ordinary share
Earnings/(loss) per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended 31 March 2009: 421.0 million

(31 December 2008: 406.8 million, 31 March 2008: 400.7 million) and the nine months ended 31 March 2009: 410.3 million (31 March 2008: 400.0 million).
The fully diluted earnings/(loss) per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 31 March 2009: 423.6 million (31 December 2008: 409.1 million, 31 March 2008: 403.5 million) and the nine months ended 31 March 2009: 412.4 million (31 March 2008: 402.5 million).

		Quarter ended
	March	December	March
	2009	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Total earnings/(loss) per ordinary share (cents):
Basic earnings/(loss)	231	324	86
Fully diluted earnings/(loss)	229	323	86
Headline earnings	123	121	63
- Continuing operations	131	129	39
- Discontinued operations	(8)	(8)	24

	R million	R million	R million
Reconciliation of headline earnings/(loss):
Continuing operations
Net profit/(loss)	981	448	153
Adjusted for (net of tax):
(Profit)/loss on sale of property, plant and equipment	(431)	78	(1)
Loss on sale of listed investment	—	—	—
Impairment of investment in associates	—	—	—
Provision for doubtful debt	—	—	4
Headline profit/(loss)	550	526	156
Discontinued operations
Net (loss)/profit	(9)	868	192
Adjusted for (net of tax):
Profit on sale of property, plant and equipment	(28)	(901)	(100)
Impairment of property, plant and equipment	3	(1)	4
Headline (loss)/profit	(34)	(34)	96
Total headline profit	516	492	252

	Nine months ended
	March	March
	2009	2008
	(Unaudited)	(Unaudited)
Total earnings/(loss) per ordinary share (cents):
Basic earnings/(loss)	655	(44)
Fully diluted earnings/(loss)	652	(44)
Headline earnings	275	34
- Continuing operations	271	(45)
- Discontinued operations	4	79

	R million	R million
Reconciliation of headline earnings/(loss):
Continuing operations
Net profit/(loss)	1 904	(599)
Adjusted for (net of tax):

	R million	R million
(Profit)/loss on sale of property, plant and equipment	(904)	(28)
Loss on sale of listed investment	—	392
Impairment of investment in associates	112	—
Provision for doubtful debt	—	57
Headline profit/(loss)	1 112	(178)
Discontinued operations
Net (loss)/profit	785	424
Adjusted for (net of tax):
Profit on sale of property, plant and equipment	(921)	(49)
Impairment of property, plant and equipment	154	(55)
Headline (loss)/profit	18	320
Total headline profit	1 130	142
6.	Investment in associates
Harmony Gold Mining Company owns 32,4% of Pamodzi Gold Limited. During the December 2008 quarter the Group recognised a loss of R34 million, its share of the associate loss, resulting in a carrying value of R0.
On 21 November 2008, Harmony Group sold 60% of the issued share capital of Rand Uranium to PRF. Refer to note 4 for details. This resulted in the Group owning 40% of Rand Uranium. The book value of the investment at 31 March 2009 was R242 million (December 2008: R228 million).
7.	Share capital
Wafi-Golpu royalty
On 1 December 2008, Harmony issued 3 364 675 shares to Rio Tinto Limited. The Harmony shares were issued to cancel the Rio Tinto royalty rights over Wafi-Golpu in Papua New Guinea. The value of issued shares was R242 million (US$24 million) at R71.98 per share.
Capital raising
Harmony engaged in capital raising by issuing two tranches of shares following the resolution passed by shareholders at the Annual General Meeting held on 24 November 2008. The first tranche was issued into the open market between 25 November 2008 and 19 December 2008. In this tranche, 10 504 795 Harmony shares were issued at an average subscription price of R93.20, resulting in R979 million before costs being raised. The cost of the issue was R15 million or 1,5% of the value of shares issued.
A second tranche of shares was issued for cash into the open market between 10 February 2009 and 6 March 2009. This tranche consisted of 7 540 646 Harmony shares issued at an average subscription price of R124.45, resulting in R938 million before costs being raised. The cost of the issue was R15 million or 1,6% of the value of shares issued. The combined share issue amounts to R1.9 billion or 4,5% of the issued share capital as at 30 September 2008.
8.	Borrowings

	March		June
	2009	December	2008
	(Unaudited)	2008	(Audited)
	R million	R million	R million
Total long-term borrowings	159	188	242
Total current portion of borrowings	2 681	2 671	3 857
Total borrowings*	2 840	2 859	4 099

*	Included in the borrowings is R168 million (December 2008: R198 million) owed to Wespac Bank Limited in terms of a finance lease agreement. The future minimum lease payments to the loan are as follows:

	March		June
	2009	December	2008
	(Unaudited)	2008	(Audited)
	R million	R million	R million
Due within one year	45	63	57
Due between one and five years	133	156	228
	178	219	285
Future finance charges	(10)	(21)	(27)
Total future minimum lease payments	168	198	258
9. Commitments and contingencies

	March		June
	2009	December	2008
	(Unaudited)	2008	(Audited)
	R million	R million	R million
Capital expenditure commitments
Contracts for capital expenditure	790	692	1 164
Authorised by the directors but not contracted for	1 478	1 689	1 720
	2 268	2 381	2 884
This expenditure will be financed from existing resources.
Contingent liability
Class action
During January 2009, the Plaintiff filed with the Court an Amended Complaint. The company has filed a Motion to Dismiss that Amended Complaint and the Plaintiff has filed an opposition to that Motion. The company will be filing a Reply Memorandum in further support of its Motion. It is not possible to predict with certainty when the Court will rule on the Motion, but we would estimate that such a decision will be made within the next six months.
10.	Subsequent events
On 17 April 2009, the Group entered into an agreement with Avoca Resources Limited (Avoca), in which Avoca purchased the Group’s Dioro Exploration NL shares, totalling 11 428 572 shares, in exchange for 3 809 524 Avoca shares. The total consideration received by the Group was A$5.7 million.
On 20 April 2009, Harmony received approximately US$172 million from PRF as a final payment in terms of the Rand Uranium transaction (for details refer to note 4).
On 21 April 2009, the Nedbank loan of R750 million was settled.
11.	Segment report
The segment report follows after note 13.
12.	Reconciliation of segment information to consolidated income statements and balance sheets

	Nine months ended
	March	March
	2009	2008
	(Unaudited)	(Unaudited)
	R million	R million
The “reconciliation of segment data to consolidated financials” line item in the segment reports are broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:

Revenue from:
Discontinued operations	614	1 913
Production costs from:
Discontinued operations	447	1 472
Reconciliation of cash operating profit to gross profit:
Total segment revenue	9 447	8 503
Total segment production costs	(6 184)	(6 520)
Cash operating profit as per segment report	3 263	1 983
Less: Discontinued operations	(167)	(441)
Cash operating profit as per segment report	3 096	1 542
Cost of sales items other than production costs	(1 077)	(845)
Amortisation and depreciation	(921)	(618)
Employment termination and restructuring costs	(39)	(162)
Share-based compensation	(74)	(23)
Rehabilitation costs	(9)	—
Care and maintenance costs of restructured shafts	(33)	(42)
Provision for former employees’ post-retirement benefits	(1)	—
Gross profit as per income statements *	2 019	697
Reconciliation of total segment mining assets to consolidated property, plant and equipment:
Property, plant and equipment not allocated to a segment:
Mining assets	496	416
Undeveloped property	4 809	4 809
Other non-mining assets	53	78
Less: Discontinued operations	(268)	(1 125)
	5 090	4 179

*	The reconciliation was done up to the first identifiable line item on the income statement. The reconciliation to profit before taxation and discontinued operations would comprise of the income statement line items after that.
13.	Adjustments to previously issued cash flow statements
Included as capital expenditure in the cash flow statements for the quarter ended 31 December 2008, was an amount of R532 million contributed by Newcrest in terms of the Papua New Guinea (“PNG”) farm-in agreement. The group only accounts for its interest in capital expenditures by Newcrest, together with the additional interest in the PNG joint venture to be transferred to Newcrest in exchange for such capital expenditures, upon completion of the relevant milestones in terms of the PNG farm-in agreement. Therefore, as the relevant milestone of US$150 million was not yet met on 31 December 2008, the capital expenditure incurred by Newcrest was correctly excluded from the balance sheets and income statements, but not from the cash flow statements. The adjustments, which decrease cash generated from operations and additions to property, plant and equipment, offset each other and therefore have no impact on the net increase in the cash balance, net profit or shareholders’ equity for any of the periods presented.
The adjustments are as follows:

	Previously shown	Adjustments	Restated
	R million	R million	R million
Cash generated by operations	1 155	(532)	623
Additions to property, plant and equipment	(840)	532	(308)
Effect on Net increase in cash and cash equivalents		—
SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2009 (Unaudited)(Rand/Metric)

		Production	Operating	Mining
	Revenue	cost	profit	assets
	R million	R million	R million	R million
Continuing operations
South Africa
Underground
Tshepong	1 407	743	664	3 637
Phakisa	117	72	45	3 541
Bambanani	728	499	229	671
Doornkop	248	214	34	2 396
Elandsrand	1 090	827	263	2 642
Target	500	385	115	2 730
Masimong	907	488	419	674
Evander	1 166	736	430	1 185
Virginia	1 568	1 095	473	932
Other(1)	394	278	116	240
Surface Other(2)	708	400	308	148
Total South Africa	8 833	5 737	3 096	18 796
International
Papua New Guinea(3)	—	—	—	3 949
Total international	—	—	—	3 949
Total continuing operations	8 833	5 737	3 096	22 745
Discontinued operations
Cooke operations	614	447	167
Other operations				268
Total discontinued operations	614	447	167	268
Total operations	9 447	6 184	3 263	23 013
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 12)	(614)	(447)		5 090
	8 833	5 737		28 103

	Capital		Tonnes
	expenditure	Kilograms	milled
	R million	sold	t’000
Continuing operations
South Africa
Underground
Tshepong	181	5 561	1 027
Phakisa	357	449	118
Bambanani	34	2 930	379
Doornkop	302	950	401
Elandsrand	311	4 345	729
Target	249	1 960	477
Masimong	97	3 563	668

	Capital		Tonnes
	expenditure	Kilograms	milled
	R million	sold	t’000
Evander	154	4 657	877
Virginia	127	6 181	1 696
Other(1)	38	1 572	382
Surface
Other(2)	52	2 836	6 470
Total South Africa	1 902	35 004	13 224
International
Papua New Guinea(3)	1 376	—	—
Total international	1 376	—	—
Total continuing operations	3 278	35 004	13 224
Discontinued operations
Cooke operations	87	2 667	1 287
Other operations	—	—	—
Total discontinued operations	87	2 667	1 287
Total operations	3 365	37 671	14 511
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 12)
Notes:
(1)	Includes Joel and St Helena.

(2)	Includes Kalgold, Phoenix and Dumps.

(3)	Included in the capital expenditure is an amount of R1 137 million contribution by Newcrest in terms of the farm-in agreement.
SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2008 (Unaudited)(Rand/Metric)

		Production	Operating	Mining
	Revenue	cost	profit/(loss)	assets
	R million	R million	R million	R million
Continuing operations
South Africa
Underground
Tshepong	1 183	697	486	3 563
Phakisa	15	9	6	3 044
Bambanani	707	596	111	748
Doornkop	181	174	7	2 005
Elandsrand	617	543	74	2 296
Target	354	257	97	2 496
Masimong	500	483	17	600
Evander	1 055	717	338	1 330
Virginia	1 091	958	133	910
Other(1)	278	301	(23)	236
Surface Other(2)	609	313	296	228
Total South Africa	6 590	5 048	1 542	17 456
International
Papua New Guinea	—	—	—	3 869
Total international	—	—	—	3 869
Total continuing operations	6 590	5 048	1 542	21 325
Discontinued operations
Cooke operations	1 056	690	366	599
Other operations	857	782	75	518
Total discontinued operations	1 913	1 472	441	1 117
Total operations	8 503	6 520	1 983	22 442

		Production	Operating	Mining
	Revenue	cost	profit/(loss)	assets
	R million	R million	R million	R million
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 12)	(1 913)	(1 472)		4 179
	6 590	5 048		26 621

	Capital		Tonnes
	expenditure	Kilograms	milled
	R million	sold	t’000
Continuing operations
South Africa
Underground
Tshepong	145	6 538	1 100
Phakisa	196	71	15
Bambanani	85	3 936	694
Doornkop	249	1 030	322
Elandsrand	223	3 394	597
Target	165	1 978	464
Masimong	88	2 771	605
Evander	186	5 920	1 012
Virginia	110	6 009	1 608
Other(1)	34	1 552	349
Surface Other(2)	91	3 334	6 386
Total South Africa	1 572	36 533	13 152
International
Papua New Guinea	760	—	—
Total international	760	—	—
Total continuing operations	2 332	36 533	13 152
Discontinued operations
Cooke operations	119	5 787	2 723
Other operations	147	5 039	1 827
Total discontinued operations	266	10 826	4 550
Total operations	2 598	47 359	17 702
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 12)
Notes:
(1)	Includes Joel and St Helena.

(2)	Includes Kalgold, Phoenix and Dumps.
Mineral Resources and Ore Reserves No material changes were made to Harmony’s Mineral Resources and Ore Reserves for the period ended March 2009. Taking into account the last nine months’ depletion of reserves, the Harmony Mineral Resources and Ore Reserves as stated in Harmony’s 2008 Annual Report are an accurate reflection of the company’s current position. The Mineral Resources and Ore Reserves are comprehensively audited by a team of internal competent persons that operate independently from the operating units.
CONTACT DETAILS
HARMONY GOLD MINING COMPANY LIMITED
Corporate Office
Randfontein Office Park

PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
Johannesburg
South Africa
Telephone :   +27 11 411 2000
Website :   http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
G Briggs (Chief Executive Officer)
F Abbott (Interim Financial Director)
J A Chissano*^
F F T De Buck*, Dr C Diarra*+,
K V Dicks*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*
(* non-executive)
(^ Mocambican)
(+ US/Mali Citizen)
Investor Relations Team

Esha Brijmohan
Investor Relations Officer
Telephone	:	+27 11 411 2314
Fax	:	+27 11 692 3879
Mobile	:	+27 82 922 4584
E-mail	:	esha@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone	:	+27 11 411 2037
Fax	:	+27 86 614 0999
Mobile	:	+27 82 888 1242
E-mail	:	marian@harmony.co.za

Company Secretary
Khanya Maluleke
Telephone	:	+27 11 411 2019
Fax	:	+27 11 411 2070
E-mail	:	Khanya.maluleke@harmony.co.za

South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone	:	+27 86 154 6572
Fax	:	+27 11 834 4389
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU

United Kingdom Telephone Fax	: :	+44 870 162 3100 +44 208 636 2342

ADR Depositary
The Bank of New York Mellon Inc
101 Barclay Street
New York, NY 10286
United States of America
Telephone	:	+1888-BNY-ADRS
Fax	:	+1 212 571 3050

Sponsors
JP Morgan Equities Limited
1 Fricker Road, Corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone	:	+27 11 507 0300
Fax	:	+27 11 507 0503

Trading Symbols
JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
NASDAQ	HMY
London Stock Exchange Plc	HRM
Euronext, Paris	HG
Euronext, Brussels	HMY
Berlin Stock Exchange	HAM1
Registration Number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE 000015228